Continental

SEC RECEIVED
2007 MAY -1 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

- ISIN: DE 0005439004
WKN: 543900 -

Announcement of Dividend Payout

The Annual Shareholders' Meeting of April 24, 2007 has decided that a dividend of €2.00 per no-par-value share be paid for fiscal 2006 on the outstanding capital stock entitled to receive the full dividend.

From April 25, 2007 on, the dividend will be paid out with 20% withholding tax plus 5.5% solidarity surcharge on the withholding tax being deducted.

The withholding tax and the solidarity surcharge will not be deducted if a domestic shareholder has filed with the depository bank a notice of non-assessment for income taxation issued by the appropriate tax office. The same applies if the shareholder has issued an exemption certificate to the respective depository bank, to the extent that the exemption limit cited in the certificate has not been exhausted by other income from capital investment.

The following bank and its branches also serve as appointed paying agents:

in Germany:

Bayerische Hypo- und Vereinsbank AG

Hanover, April 24, 2007

The Executive Board

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

"Exemption No. 82-1357"

Continental

Press Release

Personnel Announcement: Change in Executive Board of Continental AG

Hanover, April 24, 2007. At its meeting today, the Supervisory Board of Continental AG appointed Mr. Heinz-Gerhard Wente (56), member of the Executive Board of ContiTech AG, Hanover, to the Executive Board of Continental AG with effect from May 3, 2007. He will assume responsibility for Human Resources at Continental AG in addition to his current function at ContiTech AG. Wente will also serve as Continental AG's Director of Labor Relations.

After completing his commercial training at Continental AG and economics studies in Hanover and Göttingen, Heinz-Gerhard Wente, holder of a diploma in commerce, spent his entire professional life at the Continental Corporation. He has served in various management positions within the Corporation, including an assignment in Brazil, and was most recently in charge of ContiTech Fluid, the ContiTech division's largest business unit.

Wente succeeds Thomas Sattelberger who has held the position of Continental AG's Human Resources director since July 1, 2003. Sattelberger had requested the Supervisory Board of Continental AG that he be granted early release from his contract and premature termination of his appointment to Continental AG's Executive Board in order to take up a new challenge in another large company.

The Supervisory Board thanks Mr. Sattelberger for all the work he has done, and in particular for his achievements in establishing a future-oriented focus in Continental's human resources activities. The Board wishes both gentlemen every success in their new assignments.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. It has a worldwide workforce of around 85,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Phone: +49 511 938-1485, Fax -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Phone: +49 511 938-1278, Fax -1055
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

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